EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-981-5300
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
AUGUST 12, 2003

CHINA’S LJ INTERNATIONAL INC. ANNOUNCES INITIAL
ORDERS OF OVER $600,000 FROM SECOND LARGEST
TV ELECTRONIC RETAILER IN U.S.

LJ International Inc. Widens Its Reach in $2 Billion U.S. Market
for TV Jewelry Sales with Significant New Customer

HONG KONG and LOS ANGELES — August 12, 2003 — LJ International Inc. (Nasdaq/NM: JADE), one of the fastest growing fine jewelry companies in the world, today announced it has received over $600,000 in new orders from the second largest electronic retailer in the U.S. This electronic retailer, which can’t be specifically named for competitive reasons, has grown into a major multi-channel retailer with consolidated sales of close to $2 billion dollars and a growing customer base of over five million. Its programming reaches more than 136 million households worldwide.

Chairman and CEO Yu Chuan Yi said, “LJI has a long and successful history selling fine jewelry to consumers via TV and mass merchandisers in the U.S. and abroad. We are known for fast sell-through — in a matter of minutes — and we have a strong advantage over competitors in our ability to supply huge quantities of quality jewelry quicker than any other jewelry company in the world. This unique competitive advantage, because of our location in China, appeals significantly to electronic retailers, large department stores and e-commerce companies. Our expansion across the electronic retailers coupled with continued expansion across existing customers should enable us to return to our historical 33% CAGR in both revenues and earnings and position us for even accelerated growth in the foreseeable future.”

Electronic Retailers Represent Substantial Market for LJI

LJI is distinctly suited to serving electronic retailers and other mass merchandisers because of its ability to design and manufacture anywhere from 10,000 to 50,000 pieces

-more-

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of identical jewelry in approximately six weeks from initial design to shipment, at extremely low cost based on its mine to market strategy.

According to an industry survey published in May by National Jeweler, the top three electronic channels together account for more than $1.8 billion in jewelry sales. This is at least 90% of the overall domestic market, estimated by the magazine at about $2 billion. The largest, QVC, sold a total of $4.38 billion in merchandise in 2002, with jewelry accounting for 25% of that — in excess of $1 billion. HSN sold about $400 million in jewelry out of a $1.6 billion total in 2002. In the fiscal year ending January 2003, ShopNBC booked about $370 million in jewelry sales — 67% of its total sales of $555 million. Jewelry sales continue to be a key component of the product mix at all these companies, providing high margins, relatively quick sales and comprising nearly 30% of overall sales.

The survey noted that the TV shopping sector now has a 5% share of the estimated $40 billion overall U.S. jewelry market. It also pointed out that the sector has moved away from “bargain basement” jewelry products and is now introducing upscale products, such as designer merchandise and branded collections — one of LJI’s specialties.

Company Continues to Successfully Diversify Revenue Streams

LJI, which operates globally from China, has historically derived most of its sales from the U.S. market and has been steadily diversifying its customer base there since its IPO in 1998. At that time, it depended on one electronic retailer, the largest of the three, for 70% of its U.S. sales. That electronic retailer’s share of overall LJI revenue is now down to about 25%, though sales have risen in absolute terms. LJI now sells to the top 10 retailers in the U.S. as well as 27 of the top 40 jewelry chains in the U.S.

About LJ International Inc.

LJ International Inc. (Nasdaq/NMS: JADE) is a China-based publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. LJ International distributes mainly to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

For more information on LJI, go to its Web site at http://www.ljintl.com.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other

LJ International Inc.

risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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